                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Atlantic Premium Brands, Ltd.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   048263 10 7
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                                 (CUSIP Number)

                                December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [x]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 048263 10 7                  13G                     PAGE 2 OF 6 PAGES
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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Steven M. Taslitz
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

          U.S.A.
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    Number of
                           5       Sole Voting Power

     Shares                        339,783
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   250,346
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        339,783
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    250,346
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

          590,129
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 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

          8.62%
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 12     Type of Reporting Person (See Instructions)

          IN
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CUSIP NO. 048263 10 7                  13G                     PAGE 3 OF 6 PAGES
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                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:

                              Atlantic Premium Brands, Ltd.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                              650 Dundee Road, Suite 370
                              Northbrook, IL 60062

Item 2(a).      Name of Person Filing:

                              Steven M. Taslitz

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                              650 Dundee Road, Suite 370
                              Northbrook, IL 60062

Item 2(c).      Citizenship:

                              U.S.A.

Item 2(d).      Title of Class of Securities:

                              Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

                              048263 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                              Not applicable.

CUSIP NO. 048263 10 7                  13G                     PAGE 4 OF 6 PAGES
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Item 4.         Ownership:

                (a)   Amount beneficially owned:

                              The 590,129 shares beneficially owned as of December 31, 2001 include 250,346 shares held by Mr. Taslitz as co-trustee for the KJT Gift Trust and 144,923 shares held by Mr. Taslitz as trustee of the Kathy J. Taslitz Trust. Additionally, 33,665 shares are directly held by Mr. Taslitz and 94,500 shares underlie currently exercisable options or options exercisable within 60 days held directly by Mr. Taslitz. The remaining 66,695 shares underlie a warrant held by Sterling BOCP, LLC, of which Mr. Taslitz is the Manager.

                (b)   Percent of Class:

                              8.62%

                (c)   Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:

                              339,783

                      (ii)    shared power to vote or to direct the vote:

                              250,346

                      (iii) sole power to dispose or to direct the disposition of:

                              339,783

                      (iv) shared power to dispose or to direct the disposition of:

                              250,346

Item 5.         Ownership of Five Percent or Less of a Class.

                              Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                              Not Applicable.

CUSIP NO. 048263 10 7                  13G                     PAGE 5 OF 6 PAGES
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                              Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                              Not Applicable.

Item 9.         Notice of Dissolution of Group.

                              Not Applicable.

Item 10.        Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 048263 10 7                  13G                     PAGE 6 OF 6 PAGES
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      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2002


                                            /s/ Steven M. Taslitz
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                                         Steven M. Taslitz